Dreyfus Founders Funds, Inc.
File No. 811-1018
Form N-SAR
Item 77.D.

Changes in Policies with Respect to Security Investments

During the six months ended June 30, 2003, the Board of Directors of Dreyfus Founders Funds, Inc. approved a change in the investment policy of the Dreyfus Founders Government Securities Fund. The Fund's previous investment policy read, in relevant part, as follows:

      Government Securities Fund seeks current income. To pursue this goal, the Fund normally invests at least 80% of its net assets in obligations of the U.S. government. These include Treasury bills, notes, and bonds and Government National Mortgage Association (GNMA) pass-through securities, which are supported by the full faith and credit of the U.S. Treasury, as well as obligations of other agencies and instrumentalities of the U.S. government. Additionally, the Fund may invest in securities issued by foreign governments and/or their agencies. However, the Fund will not invest more than 20% of its total assets in the securities of any one foreign country.

The Board of Directors approved changes to the penultimate sentence of the foregoing paragraph, so that it reads as follows:

      The Fund may invest the remainder of its net assets in non-U.S. government securities including, without limitation, securities issued by foreign governments and/or their agencies.